FREE WRITING PROSPECTUS	Filed pursuant to Rule 433 Registration Statement No. 333-164694

EKSPORTFINANS ASA | MAY 2010 | WWW.EKSPORTFINANS.COM
RATINGS* AND RISK WEIGHT

Moody’s	Aa1/P-1 (Negative Outlook)
Standard & Poor’s	AA/A-1+ (Outlook Stable)
Fitch Ratings	AA/F1+ (Stable Outlook)
Risk weight	20%
S&P: (September 04, 2009): “We have applied our enhanced GRE criteria to Eksportfinans and we assess the likelihood of timely and sufficient extraordinary government support to Eksportfinans, in case of financial distress, to be ‘very high’. This is based on our assessment that Eksportfinans plays a ‘very important’ role for the government (AAA/Stable/A-1+) and that the link between Eksportfinans and the government is ‘very strong’. The ratings are constrained by Eksportfinans’ limited product and geographic diversity, and only adequate profitability.”
Moody’s: (December 16, 2008): “Moody’s assessment of a high probability of systemic support for Eksportfinans reflects its function as an important tool for the government as a provider of funding to the Norwegian export sector.”
* A credit rating reflects the creditworthiness of Eksportfinans in the view of the rating agency and is not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness does not affect or enhance the likely performance of an investment other than the ability to meet obligations.
KEY FACTS
Norway’s specialized export credit institution, established in 1962 providing government supported and commercial loans to the export sector:
-	Sole and exclusive operator of the Norwegian Government supported export financing scheme on behalf of the Norwegian Ministry of Trade and Industry

-	All export lending benefits from a guarantee from the Kingdom of Norway or a highly rated financial institution
Eksportfinans’ long term funding requirement for 2010 approximately USD12bn:
-	Only Norwegian international borrower with a Global benchmark program

-	Closest proxy to the Kingdom of Norway on a Global benchmark basis
OWNERSHIP

ISSUANCE PROGRAMS
•	Programs / Shelves: US MTN, EMTN, Kangaroo, Japan

•	Extensive range of structures
FINANCIAL HIGHLIGHTS (USD BILLION)

	Q1		Q1
	2010	2009	2009	2008	2007

Total assets	39.0	39.0	40.5	42.4	40.4

Total loans outstanding	20.1	21.2	19.8	19.9	23.0

Capital adequacy total*	13.2%	13.3%	12.0%	11.6%	9.6%

Capital adequacy core*	9.5%	9.7%	8.7%	8.1%	6.3%

RECENT DEVELOPMENTS
Eksportfinans’ underlying business operations showed continued strong performance in the 1st quarter 2010, net interest income was NOK 350 million for the three first months. However, the total comprehensive income, according to IFRS, was negative NOK -194 million for the equivalent period. This negative result was due to the reversal of previously recognized unrealized gains on Eksportfinans’ debt. These unrealized losses do not in any material aspect affect the company’s core capital.
On April 30th 2010 the Norwegian Government launched its support package for domestic industry which includes among other things a softening of the regulations regarding Norwegian content to be included in export contracts financed by Eksportfinans. The required Norwegian content in the projects financed with Government supported export credits is reduced from 50 to 30 percent. The government also opened up for issuing guarantees and loans for projects of national interest. This means that other factors than actual deliveries from Norway can be considered in the assessment of whether a project qualifies for loans and guarantees.
In its annual letter to Eksportfinans regarding the management of the government supported export financing scheme for 2010, the Ministry of Trade and Industry has requested Eksportfinans to be aware of innovative projects and to support the Norwegian export industry in renewable energy projects specifically.
DISCLAIMER
Any information contained herein is neither an offer nor a solicitation of an offer to buy or sell securities. Any such offer is made only by the prospectus related to such securities. This document is subject to amendment and completion and should not be relied upon for the purpose of investment decisions. This document was last amended on May 6, 2010.
Eksportfinans has filed a registration statement (including a prospectus) with the SEC. Before investing, please read the prospectus in that registration statement and other documents filed with the SEC for more complete information about Eksportfinans. The documents are available free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Eksportfinans, any underwriter or any dealer participating in an offering will arrange to send the prospectus upon request. Please call toll-free 1-866-500-5408.